UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

R. S. Ramdas

1001 Brickell Bay Drive, Suite 3102/8

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87162H103

1.	Name of reporting persons Neerja Sethi
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
	7.	Sole voting power 16,399,716*
	8.	Shared voting power 7,358,211**
	9.	Sole dispositive power 16,399,716*
	10.	Shared dispositive power 7,358,211**
11.	Aggregate amount beneficially owned by each reporting person 23,757,927* **
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 28.2%
14.	Type of reporting person IN

*	Neerja Sethi disclaims beneficial ownership of 4,100 shares held by various educational trusts for which Neerja Sethi is the sole trustee.
**	The common stock with respect to which Neerja Sethi shares voting and dispositive power includes (i) 150,000 shares held by the BD Trust dated May 17, 1997 III (“Trust III”), (ii) 150,000 shares held by the BD Trust dated May 17, 1997 IV (“Trust IV”), (iii) 5,258,211 shares held by a family private charitable foundation (“Foundation I”), and (iv) 1,800,000 shares held by a second family private charitable foundation (“Foundation II”). Neerja Sethi is a co-trustee of each of the trusts and a director of each of the charitable foundations. Neerja Sethi disclaims beneficial ownership of the 7,358,211 shares held by Trust III, Trust IV, Foundation I, and Foundation II.

This Amendment No. 9 amends the Schedule 13D filed with the Securities and Exchange Commission on January 7, 2005, as amended by Amendment No. 1 filed on February 14, 2005, Amendment No. 2 filed on January 9, 2006, Amendment No. 3 filed on February 15, 2006, Amendment No. 4 filed on August 15, 2011, Amendment No. 5 filed on March 1, 2013, Amendment No. 6 filed on June 10, 2013, Amendment No. 7 filed on September 18, 2015, and Amendment No. 8 filed on November 22, 2016 on behalf of Neerja Sethi (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 9, Neerja Sethi is deemed to beneficially own an aggregate of 23,757,927 shares of Common Stock, which represents approximately 28.2% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on September 30, 2016, as reported in Syntel’s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on November 3, 2016 (file No. 0-22903). Neerja Sethi disclaims beneficial ownership of an aggregate of 7,358,211 shares held by Trust III, Trust IV, Foundation I, and Foundation II for each of which Neerja Sethi acts as either a co-trustee or a director, as well as 4,100 shares held by various educational trusts for which Neerja Sethi is the sole trustee.

(b) Neerja Sethi has sole power to vote, direct the vote, dispose or to direct the disposition over 16,399,716 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 7,358,211 shares of Common Stock.

With regard to Trust III and Trust IV, Neerja Sethi shares the power to vote, direct the vote, dispose or to direct the disposition with Rakesh Vij, as co-trustees. Rakesh Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Rakesh Vij’s business address. During the past five years, Rakesh Vij has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to federal or state securities laws. Rakesh Vij is a citizen of the United States of America.

With regard to Foundation I and Foundation II, Neerja Sethi shares the power to vote, direct the vote, dispose, or to direct the disposition of the Common Stock with Bharat Desai, each as a director of the Foundations. Bharat Desai is a director and Co-Chairman of Syntel, Inc., 525 E. Big Beaver Rd., Suite 300, Troy, Michigan 48083 and has a business address of 1001 Brickell Bay Drive, Suite 3102, Miami, Florida 33131. During the past five years, Bharat Desai has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to federal or state securities laws. Bharat Desai is a citizen of the United States of America.

(c) On December 8, 2016, Neerja Sethi donated 1,900,000 shares of Common Stock to Foundation I from shares previously held directly by her and for which she had sole voting and dispositive power and, on December 14, 2016, Neerja Sethi donated 1,800,000 shares of Common Stock to Foundation II from shares previously held directly by her and for which she had sole voting and dispositive power. Neerja Sethi is a director of Foundation I and a director of Foundation II, each of which hold shares of Common Stock and, as a director, currently has the shared power to vote, direct the vote, dispose, or to direct the disposition of 5,258,211 shares of Common Stock held by Foundation I and 1,800,000 shares of Common Stock held by Foundation II.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: December 23, 2016

/s/ Neerja Sethi
Neerja Sethi